Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

August 11, 2016

Christian Windsor

Special Counsel

Office of Financial Services

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 4720

Washington, D.C. 20549

Re:

First Asia Holdings Limited

Preliminary Information Statement on Schedule 14C

Filed August 1, 2016

File No. 000-30801

Dear Mr. Windsor:

On behalf of First Asia Holdings Limited., a Canadian  corporation (the “Company”), enclosed please find our responses to your comment letter dated August 9, 2016.

General

1.

You have filed an information statement on Schedule 14C, while at the same time you appear to be soliciting proxies for a special meeting where you will vote on an amendment to your articles of incorporation for the purpose of completing a reverse stock split.

Please file you solicitation of proxies on Schedule 14A and comply with the requirements of Regulation 14A when doing so.  If you are attempting to distribute information, rather than solicit votes or announce a special meeting, please make that clear and amend your filing so that it complies with the requirements of Regulation 14C and Schedule 14C.

Response:

The purpose of the Preliminary 14C Information Statement filed by the Company is to comply with the notice requirements of Section 14(c) of the Exchange Act, and Rule 14c-2 thereunder, to provide notice of a special meeting of shareholders and to invite all shareholders to attend the meeting.   The Company is not soliciting proxies for the special meeting, and that is not the purpose of the filing.

The following statements are on the first page of the Information Statement following the Cover Page:

Pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, and regulation 14C and Schedule C thereunder, this notice and information statement (the “Information Statement”) will be mailed out on or about August 22, 2016 (the “Mailing Date”) to the shareholders of record, as of August 12, 2016 (the “Record Date”), of First Asia Holdings Limited (hereinafter referred to as “we,” “us,” “our,” the “Company”), an Ontario corporation. This Information Statement is being circulated to advise the shareholders of Special Meeting of the Company’s shareholders. [Emphasis added].

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Other similar statements are included elsewhere in the filing.

Based on foregoing, the Company believes the filing, as made, is correct, and does not require any amendment to clarify its purpose.

In situations in which it is possible to obtain shareholder approval of an action by written consent in lieu of a meeting, a 14C Information can be used to advise the remaining shareholders that an action has been approved and will take effect at a specified time in the future.  In this case, it is not possible to use a 14C Information Statement in that manner.  Under the Ontario Business Corporation Act, a meeting of the shareholders is required for purposes of voting on a proposal to amend the articles of incorporation and complete a reverse stock split, unless the shareholders unanimously approve the action by written consent in lieu of a meeting.  It would not be practical for the Company to seek to get unanimous written consent of its shareholders for the proposed action.  As a result, it is necessary for the Company to hold a shareholders meeting to seek approval of the proposed action.

Although a meeting is required for purposes of approving the proposed action, the Company does not believe that it is necessary to solicit proxies for the meeting.  Members of management, and other principal shareholders of the Company who are expected to attend the meeting in person, own a sufficient number of shares to represent a quorum at the meeting and to approve the proposed action.  As a result, the purpose of the 14C Information Statement is to provide all Company shareholders with notice of the meeting and an invitation to attend the meeting in person.

Please also note that the Ontario Business Corporation Act does not provide for dissenters appraisal rights in connection with the proposed actions.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.